

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Alan B. Miller
Chief Executive Officer and President
Universal Health Realty Income Trust
Universal Corporate Center
367 South Gulph Road
King of Prussia, Pennsylvania 19406

      **Re: Universal Health Realty Income Trust**
         **Registration Statement on Form S-3**
         **Filed April 16, 2024**
         **File No. 333-278730**

Dear Alan B. Miller:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction

cc:    Warren J. Nimetz, Esq.